SETTLEMENT OPTIONS ENDORSEMENT

General

This endorsement is made part of the Certificate to which it is attached.

Variable Settlement Options

Variable Settlement Options as discussed in the "Settlement Options" provision of this Certificate are not available. All references in the Certificate to Variable Settlement Options and Variable Payments are hereby void.






                                 [GRAPHIC OMITTED][GRAPHIC OMITTED]
                                 President & CEO

MSPVL-C-VSO-2001